Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$272,200,000.00	$8,356.54

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $8,356.54 is offset against the registration fee due for this offering and of which $799,225.16 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

PRICING SUPPLEMENT NO. 432 dated September 26, 2007
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.
Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (the “Prospectus Supplement”) (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

The Notes will mature on October 22, 2008 (the “Initial Maturity Date”), unless the maturity date of all or any portion of the principal amount of the Notes is extended on any Election Date (as defined below) in accordance with the procedures described below. In no event will the maturity date of the Notes be extended beyond February 22, 2009 (the “Final Maturity Date”).

During an Election Notice Period (as defined below) for any Election Date you may elect to extend the maturity of all or any portion of the principal amount of your Notes so that the maturity of your Notes will be extended (as described under “Maturity Extension Option” below).

You may elect to extend the maturity date of all of your Notes or of any portion thereof having a principal amount of $1,000 or any multiple of $1,000 in excess thereof. To make your election effective on any Election Date, you must deliver a notice of election during the Election Notice Period for that Election Date.  Your notice of extension must be delivered through the normal clearing system channels described in more detail below no later than 12:00 p.m. (New York City time) on the relevant Election Date. Any notice of election to extend the maturity date of the Notes or any portion thereof will be revocable until 12:00 p.m. (New York City time) on the relevant Election Date, at which time such notice will become irrevocable.

If, with respect to any Election Date, you do not make an election to extend the maturity date of all or any portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the Initial Maturity Date, or any later date to which the maturity date of your Notes has previously been extended. The principal amount of the Notes for which such election is not exercised will be represented by a note issued on such Election Date. The note so issued will have the same terms as the Notes, except that it will not be extendible, will have separate CUSIP and ISIN numbers and its maturity date will be the date that is the extended maturity date that corresponds to that Election Date, or, if such date is not a Business Day, the next succeeding Business Day. The failure to elect to extend the maturity date of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

The Notes will be issued in registered global form and will remain on deposit with DTC as depository for the Notes. Therefore, you must exercise the option to extend the maturity date of your Notes through DTC. To ensure that DTC will receive timely notice of your election to extend the maturity date of all or a portion of your Notes, so that it can deliver notice of your election to the Trustee prior to the close of business on the last Business Day in the Election Notice Period, you must instruct the direct or indirect participant through which you hold an interest in the Notes to notify DTC of your election to extend the maturity date of your Notes in accordance with the then applicable operating procedures of DTC.

DTC must receive any notice of election, or any notice of revocation of a previous election, from its participants no later than 12:00 p.m. (New York City time) on the relevant Election Date. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC. If the Election Date is not a Business Day, notice of your election to extend the maturity date of your Notes, or to revoke your election, must be delivered to DTC by its participants no later than 12:00 noon (New York City time) on the first Business Day following the Election Date.

CUSIP No.:

524908WDK4.  In the event that you do not elect to extend the maturity date of all or any portion of your Notes, the principal amount of the Notes for which you do not exercise such election will be assigned a new CUSIP number, as described above.

ISIN:

US524908WDK45.  In the event that you do not elect to extend the maturity date of all or any portion of your Notes, the principal amount of the Notes for which you do not exercise such election will be assigned a new ISIN number, as described above.

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$272,200,000

	Total	Per Note
Issue Price:	$272,200,000	100.0%
Agent’s Commission:	$0	0.0%
Proceeds to Lehman Brothers Holdings Inc.:	$272,200,000	100.0%

On the Issue Date, we may, without the consent of the holders of the Notes, issue additional notes similar to these Notes in all respects except for the Issue Price.

Agent:	Lehman Brothers

Agent’s Capacity:	☒ As principal	☐ As agent

☒		The Notes are being offered at a fixed initial public offering price equal to the Issue Price.

☐		The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	September 26, 2007

Issue Date:	September 28, 2007

Initial Maturity Date:

October 22, 2008; provided that if such day is not a Business Day, the payment of principal and interest may be made on the immediately preceding Business Day as if it were made on the date that the payment was due.

Final Maturity Date:

February 22, 2009; provided that if such day is not a Business Day, the payment of principal and interest may be made on the immediately preceding Business Day as if it were made on the date that the payment was due.

Date From Which Interest Accrues:	☒ Issue Date
☐ Other:

☐ Fixed Rate Note
Interest Rate per Annum:		%

☒ Floating Rate Note	☐	CD Rate
	☐	Commercial Paper Rate
	☐	Federal Funds (Effective) Rate

☐	Federal Funds (Open) Rate
☒	LIBOR Telerate (Reuters Screen LIBOR01 Page as the successor to LIBOR Telerate)
☐	LIBOR Reuters
☐	EURIBOR
☐	Treasury Rate: Constant Maturity ☐ Yes ☐ No
☐	Prime Rate
☐	Eleventh District Cost of Funds Rate
☐	CMS Rate
☐	Other:

Index Maturity:	1 month, provided that for the initial interest period, the Coupon will be based on LIBOR interpolated for the shorter initial interest period.

Spread:	For Interest Reset Dates Occurring:	Spread
From and including the September 28, 2007 Interest Reset
Date to and including the January 22, 2008 Interest Reset Date	plus 0.17%

From and including the February 22, 2008 Interest Reset
Date to and including the January 22, 2009 Interest Reset Date	plus 0.19%

Spread Multiplier:	Not applicable

Maximum Rate:	Not applicable

Minimum Rate:	0%

Interest Payment Dates:

Interest will be paid (i) on the applicable maturity date, and (ii) monthly on the 22nd of each month, beginning on October 22, 2007, provided that if any such day (other than a maturity date) is not a Business Day, then the Interest Payment Date will be postponed to the following day which is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day

Interest Determination Dates:	Two London business days prior to each Interest Reset Date

Interest Reset Dates:

September 28, 2007 for the initial interest period, and monthly on the 22nd of each month thereafter, commencing on October 22, 2007, provided that if any such day is not a Business Day, then the Interest Reset

Date will be postponed to the following day which is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day

Election Dates:	The 22nd day of each month, from October 22, 2007 to January 22, 2008, provided that if any such day is not a New York business day, the Election Date will be the next succeeding New York business day

Election Notice Period:	The Election Notice Period for each Election Date will begin five New York business days prior to an Election Date, and end at 12:00 p.m. (New York City time) on the Election Date.

Maturity Extension Option:

The Notes will mature on the Initial Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Maturity Date.

During an Election Notice Period for any Election Date you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in any multiple of $1,000 or integral multiples of $1,000 thereof) so that the maturity of your Notes will be extended to the date occurring 366 calendar days from and including the 22nd day of the next succeeding month, provided that if such day is not a Business Day, the extended maturity date will be the immediately preceding Business Day.

Day Count:	Actual/360

Calculation Agent:	Citibank, N.A.

Optional Redemption:	Not applicable

Authorized Denominations:	$1,000 and whole multiples of $1,000

Form of Note:	☒ Book-entry only (global) ☐	Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus Supplement.

Although there is no authority directly on point, we intend to treat the Notes as having a term ending on the Final Maturity Date for tax purposes because of a holder’s right to extend the term to such date. Under such treatment, a holder’s election to extend the maturity of the principal amount of the Notes in accordance with the procedures described above would not be a taxable event to such holder for United States federal income tax purposes. Also, even though the spread increases during the term of the Notes, the amount of the increase is de minimis and, therefore, the Notes will not constitute OID notes. By purchasing the Notes, investors agree to report the United States federal income tax consequences of their ownership of the Notes consistently with the foregoing treatment.

Prospective investors should note that no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that the courts will uphold, the characterization and the treatment of the Notes described above. If the IRS were successful in asserting that the term of the Notes ends on the Initial Maturity Date, an election to extend the maturity of the principal amount of the Notes could constitute a taxable event for United States federal income tax purposes, and the timing, character and amount of income recognized with respect to the Notes could differ from that described above. Prospective investors are urged to consult their tax advisors regarding the United States federal income tax consequences of investing in, and extending the maturity of, the Notes.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings Inc. has agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at a discount to such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.